Exhibit 4.46
Sterlite Plan Agreement in Principle Term Sheet
     This Term Sheet (as the same may be amended, modified or supplemented from time to time, the “Term Sheet”) is made and entered into as of June 12, 2009 by and among ASARCO LLC, a Delaware limited liability company (“ASARCO”), the subsidiary debtors (together with ASARCO, the “Debtors”), Sterlite (USA), Inc., a Delaware corporation (the “Plan Sponsor”), Robert C. Pate, in his capacity as the Future Claims Representative (the “FCR”), and the Official Committee of Asbestos Claimants in order to set forth their agreement to the matters set forth below (the “Asbestos Committee” and collectively with the FCR, the “Asbestos Representatives”). The Debtors, the Plan Sponsor, the FCR and the Asbestos Committee hereinafter are referred to individually as a “Party” and collectively as the “Parties”. Capitalized terms not defined herein shall have the meaning ascribed to such terms in that certain Settlement and Purchase and Sale Agreement (the “New Plan Sponsor PSA”), dated as of March 6, 2009.
Base Plan and Additional Improvements
Plan:
•	In consideration of the terms and conditions contained herein, Asbestos Representatives agree to withdraw their support for the plan proposed by Grupo (the “Parent Plan”) and to support the plan proposed by Plan Sponsor and the Debtors (including, without limitation, the provisions therein relating to the section 524(g) injunction).
➢	Except as provided herein, the New Sterlite Plan shall be in substantially the form of the Debtors’ Third Amended Joint Plan of Reorganization Under Chapter 11 of the United States Bankruptcy Code, as such plan shall be amended to give effect to: (i) all necessary material changes and developments in the chapter 11 cases since such plan was filed, (ii) the terms outlined herein, and (iii) such other terms and conditions as the parties hereto may agree (the “New Sterlite Plan”).
Sterlite Note:
•	Principal amount of the Purchaser Promissory Note shall be no less than $770 million and Agreed Working Capital shall be $328 million.
➢	There shall be no downward adjustment of the principal amount of the Purchaser Promissory Note (or to any other consideration to be paid by the Plan Sponsor under the New Plan Sponsor PSA) if on the Closing Date the Closing Accounts Amount is lower than the Agreed Working Capital.

➢	If on the Closing Date the Closing Accounts Amount is higher than Agreed Working Capital the principal amount of the Purchaser Promissory Note shall be adjusted as per the provisions of the New Plan Sponsor PSA.

➢	All other terms of the Purchaser Promissory Note and the security for the Purchaser Promissory Note shall remain unaltered except as required to give effect to the modifications described herein.
Litigation Backstop:
•	Upon the occurrence of the Effective Date (as defined in the New Sterlite Plan), Plan Sponsor shall enter into a definitive agreement (the “Put Option”) pursuant to which the Asbestos Trust shall be entitled to sell, and Plan Sponsor shall be obligated to purchase the pro rata share of the interest in the Brownsville litigation which is distributed for the benefit of holders of Asbestos Claims[1] and is expected to be approximately 27% (the “Asbestos Litigation Interest”).
➢	Put Option is exercisable one time only.

➢	The Asbestos Trust may exercise the Put Option at any time after the end of the second year from the Effective Date through the end of the fourth year from the Effective Date, even if the Brownsville litigation has been reversed on appeal or has been determined adversely to the Debtors or to the interests of the Litigation Trust (the “Exercise Period”).

➢	Base purchase price for the pro rata share shall be $160 million less the amount of any receipt or other recovery on account of the Asbestos Litigation Interest that shall have been achieved prior to exercise of such right.

➢	Asbestos Representatives may sell a portion of their Asbestos Litigation Interest on or prior to the Effective Date, in which case the adjusted purchase price shall be ratably reduced in proportion to the percentage of the Litigation Interest distributed to the Asbestos Trust (as defined in the New Sterlite Plan) which shall have been sold.

➢	Put Option may be partially exercised and the pro rata share of the adjusted purchase price shall be ratably adjusted.

➢	Any receipt or other recovery on account of the Asbestos Litigation Interest that shall have been achieved prior to the date of the exercise of the Put Option shall be retained by the Asbestos Trust or the holders of Asbestos Claims, as applicable, and deducted from the $160 million purchase price payable upon exercise of the Put Option.

[1]	As used herein, “Asbestos Claims” shall mean all claims and demands of any person or entity, present or future, holding asbestos claims and/or demands against ASARCO and/or the Subsidiary Debtors of a direct or indirect nature.

➢	Any receipt or other recovery on account of the Asbestos Litigation Interest that shall be achieved after the exercise of the Put Option shall be retained by or distributed to Plan Sponsor.

➢	Put Option will be secured by inventory and accounts receivable of Plan Sponsor.

➢	Plan Sponsor may assign the benefits of the Put Option but not the obligations.
Plan Support
•	Asbestos Representatives agree to support the New Sterlite Plan and not to support any other plan. If more than one plan shall be presented to creditors for voting, and creditors are entitled to vote on more than one such plan, Asbestos Representatives agree to advise and recommend that all holders of Absestos Claims vote in favor of the New Sterlite Plan and that they indicate a preference for the New Sterlite Plan on the ballot (the “Plan Support Obligation”).

•	The Asbestos Representatives will take such other action as is reasonably necessary to accomplish the goal that the holders of Asbestos Claims vote to accept the New Sterlite Plan in sufficient number to satisfy in all respects the requirements of 11 USC Sections 524(g), 1126, and 1129.

•	Asbestos Representatives’ Plan Support Obligation shall be subject to a fiduciary out in the event they determine that an alternative plan proposal that is feasible, confirmable, and has a likelihood of becoming effective within a reasonable period of time, will yield materially greater recovery to the holders of Asbestos Claims, and provide aggregate consideration to all creditors that is greater to that provided under the New Sterlite Plan (the “Fiduciary Out”).

•	Upon the exercise of the Fiduciary Out, Asbestos Representatives shall: (i) continue to recommend that holders of Asbestos Claims vote in favor of confirmation of the New Sterlite Plan (and in favor of any provision contained therein which relates to the provision of a channeling injunction pursuant to section 524(g) thereof), (ii) not recommend that holders of Asbestos Claims indicate a preference for any plan, and (iii) not argue against the confirmation of the New Sterlite Plan or argue in favor of the confirmation of any plan other than the New Sterlite Plan, but the Asbestos Representatives may recommend that holders of Asbestos Claims also vote in favor of the alternative plan giving rise to the exercise of the Fiduciary Out provided no preference toward such a plan is indicated. The Asbestos Representatives may inform the Court that they are neutral or have no preference which plan may be confirmed by the Court, whether it is the New Sterlite Plan or some other plan that gave rise to the exercise of the Fiduciary Out.

•	Except as otherwise provided herein, it is the intent of the Parties that the provisions of this Term Sheet or the agreement embodied herein in no way, manner or form shall restrict or impair the free and independent exercise of the Asbestos Representatives’ fiduciary duties.
Other Interim Steps
•	Asbestos Representatives shall promptly provide Grupo notice of the exercise of their fiduciary out under the terms of the Agreement in Principle between Grupo and the Asbestos Representatives.

•	All parties hereto shall take all other actions and positions as are reasonably necessary to comply with the terms and intentions of this Term Sheet, including, without limitation, supporting the Debtors’ defense of the appeal against the Sterlite Agreed Order.

•	Debtors and the Asbestos Representatives shall request the adjournment of the hearing on estimation of asbestos claims (and all related dates and deadlines) pending confirmation. If the holders of Asbestos Claims fail to vote in favor of the New Sterlite Plan in the requisite numbers to satisfy the requirements of 11 USC Sections 524(g), 1126 or 1129, the Debtors may request that the court hear ASARCO’s motion to estimate the asbestos claims and the Debtors shall not be bound by the proposed allowance of such claims as provided in the New Sterlite Plan.
Treatment of Asbestos Claim
•	The Asbestos Representatives have asserted claims of approximately $2.1 billion (the “Asserted Claims”). In order to settle and compromise disputes between the Debtors and the Asbestos Representatives as to the allowed amount of Asbestos Claims and to facilitate the agreements contained herein, the Asbestos Representatives have agreed to reduce the Asserted Claims to a $1 billion allowed claim and to receive pro rata distributions of (i) cash, (ii) the Purchaser Promissory Note (or interest in a trust holding such Purchaser Promissory Note), and (iii) litigation trust interests under the New Sterlite Plan based upon a claim amount of $750 million.

•	The Asbestos Claims shall be channeled to the Asbestos Trust, and the holders of such Asbestos Claims shall look solely to the Asbestos Trust for payment on such Asbestos Claims.

•	The Asbestos Trust shall be established and funded on the Effective Date with:
➢	a pro rata share of all cash distributed to unsecured creditors based upon a $750 million claim amount

➢	a pro rata share of the Purchaser Promissory Note based upon a claim amount of $750 million

➢	a pro rata share of litigation trust interests based upon a claim amount of $750 million

➢	rights to all insurance proceeds from all policies with respect to Asbestos Claims

➢	$27.5 million to fund the costs of administering the Asbestos Trust, which shall be an allowed administrative claim
•	Asbestos Representatives shall be permitted to select one of three litigation trustees for the litigation trust; provided, however, the Parties recognize that the number of litigation trustees may be expanded if necessary to accommodate the auction of all or a portion of the interest in the Brownsville litigation.

•	Cooperation agreement with respect to access to information to be provided.

•	Asbestos trust related documents (asbestos TDP, asbestos trust agreement, etc.) shall be reasonably acceptable to the Asbestos Committee, the FCR and the Debtors.

•	Debtors to be permitted to substantively consolidate estates at their election.

•	Intercompany DIP loan extended through the Effective Date.

•	The outstanding balance, if any, under the intercompany DIP loan shall be credited against the Debtors’ initial cash funding of the Asbestos Trust as provided in the Debtors’ Third Amended Plan of Reorganization.

•	Debtors shall be liable for the post-confirmation date fees and expenses of the Asbestos Representatives to the same extent they are liable for the fees and expenses of other retained professionals.
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DEBTORS:
ASARCO LLC, a Delaware limited liability company
By: /s/ Joseph F. Ladinsky
       Name: JOSEPH F. LADINSKY
       Title: PRESIDENT
Cement Asbestos Products Company
Capco Pipe Company
Lac D’Amiante du Quebec, Ltee.
LAQ Canada, Ltd.
Lake Asbestos of Quebec, Ltd.
By: /s/ Robert C. Pate
Robert C. Pate, Future Claims Representative in his official capacity as representative of the Asbestos Subsidiary Debtors’ future creditor-claimants pursuant to the Stipulation and Agreement Regarding the Prosecution of Alter Ego Claims on Behalf of the Asbestos Subsidiary Debtors’ Estates approved by the Court on April 25, 2006
By: /s/ Alan R. Brayton
The Official Committee of Unsecured Creditors of the Subsidiary Debtors, in its capacity as representative of the estates of the Asbestos Subsidiary Debtors and of their creditors and claimants pursuant to the Stipulation and Agreement Regarding the Prosecution of Alter Ego Claims on Behalf of the Asbestos Subsidiary Debtors’ Estates approved by the Court on April 25, 2006
     Name: Alan R. Brayton
     Title: Co-Chair
PLAN SPONSOR:
STERLITE (USA), INC., a Delaware corporation
By: /s/ C.V. Krishnan
       Name: C.V. Krishnan
       Title: President

ASBESTOS COMMITTEES:
The Official Committee of Unsecured Creditors of the Subsidiary Debtors
          By: /s/ Alan R. Brayton
     Name: ALAN R. BRAYTON
     Title:   CO-CHAIR
The Official Committee of Asbestos Claimants
          By: /s/ Alan R. Brayton
     Name: ALAN R. BRAYTON
     Title:   CO-CHAIR
FCR:
The Future Claims Representative for the Subsidiary Debtors
/s/ Robert C. Pate
Robert C. Pate
The Future Claims Representative for the Debtor
/s/ Robert C. Pate
Robert C. Pate
The Future Claims Representative for the Additional Debtors
/s/ Robert C. Pate
Robert C. Pate